UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2020

Commission File No. 001-33580

ASANKO GOLD INC.
(Translation of registrant's name into English)

Suite 1640, 1066 West Hastings Street
Vancouver, British Columbia, V6E 3X1, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F  [  ]  Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [  ]

SUBMITTED HEREWITH

Exhibits	Description
99.1	NI 43-101 Technical Report for the Asanko Gold Mine, Ghana, dated February 15, 2020

99.2	News release dated March 17, 2020 ǀ Asanko Gold Files Technical Report for the Asanko Gold Mine

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASANKO GOLD INC.

/s/ Fausto Di Trapani
________________________________
Fausto Di Trapani
Chief Financial Officer

Date:  March 17, 2020